UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 000-26086

NOTIFICATION OF LATE FILING

(Check One):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

YARDVILLE NATIONAL BANCORP

Full name of registrant

Former name if applicable

2465 Kuser Road

Address of principal executive office (Street and number)

Hamilton, New Jersey 08690

City, state and zip code

PART II – RULE 12B-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant could not complete the preparation of its consolidated financial statements and the additional work required to complete management’s assessment of internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, and the rules of the Public Company Accounting Oversight Board, by the initial filing date without unreasonable effort or expense due, in part, to the simultaneous annual regulatory examination of Registrant’s banking subsidiary, The Yardville National Bank, by the Office of the Comptroller of the Currency, which diverted Registrant’s personnel and resources away from preparation of the financial statements and internal control assessment. The examination has not been completed. The Registrant expects that it will be able to file its complete Annual Report on Form 10-K on or before March 31, 2005. As of the date of this filing, management of the Registrant has not identified any material weaknesses (as defined in the Public Company Accounting Oversight Board Auditing Standard No. 2) in its internal controls over financial reporting.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Stephen F. Carman	609	585-5100

(Name)	(area code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

As disclosed in the Registrant’s Current Report on Form 8-K filed on February 4, 2005, the Registrant will report an increase in its net income for the three months and fiscal year ended December 31, 2004, as compared to the corresponding periods for 2003. For the three months ended December 31, 2004, the Registrant’s net income increased to $4.7 million from the $199,000 earned in the same period in 2003. Earnings per share on a diluted basis increased to $0.43 compared to $0.02 for the three months ended December 31, 2003. For the full year, net income increased $8.2 million to $18.5 million, a 79.7 percent gain from the $10.3 million reported in 2003. Diluted earnings per share for the year increased 76.3 percent to $1.71 in 2004 from $0.97 in the prior year.

YARDVILLE NATIONAL BANCORP

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2005	By:	Stephen F. Carman
Stephen F. Carman
Vice President, Treasurer, Principal Financial Officer and Principal Accounting Officer